February 15, 2019

Dennis dos Santos
Chief Executive Officer
Fearless Films, Inc.
467 Edgeley Blvd., Unit 2
Concord, ONT L4K 4E9 Canada

       Re: Fearless Films, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed January 4, 2019
           File No. 333-227820

Dear Mr. dos Santos:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-1 filed January 4, 2019

Executive Compensation, page 35

1. Please provide the information required by Item 402 of Regulation S-K for the fiscal year ended December 31, 2018.
 Dennis dos Santos
Fearless Films, Inc.
February 15, 2019
Page 2

       You may contact Aamira Chaudhry at 202-551-3389 or Andrew Mew at 202-551-3377 if
you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or Laura Nicholson at 202-551-3584 with any other questions.



FirstName LastNameDennis dos Santos                      Sincerely,
Comapany NameFearless Films, Inc.
                                                         Division of
Corporation Finance
February 15, 2019 Page 2                                 Office of
Transportation and Leisure
FirstName LastName